Exhibit 99.1

SUZANO S.A.

Joint Stock Company with Authorized Capital

Corporate Taxpayer Registry (CNPJ/ME) No. 16.404.287/0001-55

State Taxpayer Registry (NIRE) No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

(“Meeting”)

1.           Date, time and place: October 1, 2020, at 5 p.m., by videoconference, subject to the provisions of item 6.4 of the internal regulation established by the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.           Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). Guests who also participated in the Meeting include Mr. Marcelo Bacci (Company’s CFO) and Mr. Stefan Tasoko, Company’s representative.

3.           Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.           Agenda: (4.1.) Authorize the Company’s Management to take all necessary measures to implement and execute the public offering for the secondary distribution of common shares issued by the Company owned by BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), to be carried out simultaneously (i) in Brazil, on a non-organized OTC market, pursuant to CVM Instruction No. 400, dated December 29, 2003, as amended, and other applicable legal provisions, with efforts to place the Shares abroad (“Brazilian Offering”); and (ii) abroad, in the form of American Depositary Receipt, in an offer registered with the SEC under the Securities Act (“International Offering” and, in conjunction with the Brazilian Offering, “Global Offering”); and (4.2.) Ratify all necessary or convenient measures and related acts that have been carried out by the Company’s Management for the purpose of implementing and executing the referred Global Offering.

5.           Presentation and discussions on the agenda topics: As a guest, Mr. Marcelo Bacci presented material regarding the Global Offering, highlighting its main features, schedule and requirements for the Company’s corporate approvals. Following the presentation, the aforementioned Executive Officer of the Company provided some additional clarifications to the members of this Board on the topics presented and, having had no objections to what was presented or clarified, the Board proceeded to the following resolutions.

(continuance of the minutes for the Suzano S.A. Board of Directors held on 10/01/2020 at 5 p.m.)

6.           Minutes in Summary Form: The Directors unanimously approved the drafting of these minutes in summary form, and the respective material presented pursuant to the agenda was filed at the Company’s headquarters.

7.           Resolutions: The members of the Board, unanimously and without reservations, considering the Company’s Bylaws and the favorable recommendation from Management and
Finance Committee:

7.1.        Authorized the Company’s Management to take all measures necessary for the implementation and execution of the Global Offering to be carried out by BNDESPAR, including the negotiation and execution of all documents related to the Global Offering as amended, including, but not limited to, the distribution agreement related to the Brazilian Offering, the distribution agreement related to the International Offering, and the Indemnity Letter to BNDESPAR, under the terms of the material presented to the Members of the Board in relation to the agenda and which will be filed at the Company’s headquarters; and

7.2.        Ratified all necessary or convenient measures and related acts that have been carried out by the Company’s Management for the purpose of implementing and executing the referred Global Offering.

8.           Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all members of the Board of Directors present. Signatures. Board: David Feffer – Chairman; Stefan Tasoko – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Nildemar Secches (Director), Maria Priscila Rodini Vansetti Machado (Director), Ana Paula Pessoa (Director), Rodrigo Kede de Freitas Lima (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

This is a true copy of the original document drawn up in the appropriate ledger.

São Paulo, SP, October 1, 2020.

Stefan Tasoko

Secretary